UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number:  001-32199

SHIP FINANCE INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”), dated March 9, 2009, announcing the Company’s dividend information for the fourth quarter of 2008.

This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-155975), filed with the Securities and Exchange Commission on December 5, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
(registrant)

Dated: March 9, 2009	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Financial Officer
Ship Finance Management AS

SK 23153 0001 974449

Exhibit 1

SFL  – 4Q-08 Dividend Information

Press release from Ship Finance International Limited, March 9, 2009

Ship Finance International Limited (NYSE:SFL) (“Ship Finance” or “the Company”) refers to the fourth quarter report released on February 26, 2009 announcing a fourth quarter, 2008, dividend of $0.30 per share.  The Company’s common shares are now trading on the New York Stock Exchange ex-dividend of a $0.30 per share dividend.

Pursuant to a prospectus supplement filed with the Securities and Exchange Commission (“SEC”) on March 6, 2009, shareholders may elect to receive the dividend in the form of newly issued common shares of the Company.  No action is required to be taken by shareholders wishing to receive a cash dividend.

Shareholders electing to be paid the dividend in newly issued common shares will receive 0.0528 common shares for each share held by such shareholder as of the record date of March 9, 2009. The calculation is based on the volume-weighted average share price of $5.98 on the New York Stock Exchange during the three trading days ending March 4, 2009, less a 5% discount. If all shareholders elect to receive common shares, the Company will issue 3.8 million of newly issued common shares.

Shareholders owning common shares registered in their own name as of March 9, 2009, will receive information by mail containing instructions on how to elect to receive the dividend in common shares.  Shareholders beneficially owning common shares as of March 9, 2009, that were registered in the name of a broker, dealer or other nominee should contact the registered holder of such common shares and instruct such registered holder if they wish to receive the dividend in additional common shares  All shareholder elections must be received no later than 5:00 p.m., New York City time, on April 13, 2009.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor will there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.  The offering of the stock dividend is being made only pursuant to a prospectus supplement to the Company’s unallocated shelf registration statement on Form F-3 (Registration No. 333-155975).  The prospectus supplement was filed with the SEC on March 6, 2009.  Shareholders are advised to refer to the prospectus supplement for additional information regarding the dividend.

Any questions relating to election of the dividend in common shares should be directed to your broker, bank, or other nominee, or alternatively to BNY Mellon, our transfer agent:

U.S. Toll Free: 1-800-301-3489
International: +1 201 680 6578
http://www.melloninvestor.com

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 68 vessels, including 33 crude oil tankers (VLCC and Suezmax), two chemical tankers, eight oil/bulk/ore vessels, one dry-bulk carrier, 13 container vessels, six offshore supply vessels, two jack-up drilling rigs and three ultra-deepwater drilling units. The fleet is one of the largest in the world and most of the vessels are employed on long term charters.

More information can be found on the Company’s website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.